Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

January 2014

AEGON N.V.

Aegonplein 50

2591 TV THE HAGUE

The Netherlands

Aegon’s press release, dated January 22, 2014, is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: January 22, 2014	By	/s/ E. Lagendijk
E. Lagendijk
Executive Vice President and General Counsel

Press release

The Hague – January 22, 2014

Aegon to implement accounting changes

Amendment of accounting policies to improve consistency, comparability and transparency

Aegon today announces changes to its accounting policies related to deferred policy acquisition costs and longevity reserves as of January 1, 2014. These changes improve the consistency, comparability and transparency of Aegon’s financial results and will be applied beginning with the first quarter 2014 condensed consolidated interim financial statements. The retrospective adoption of these two accounting changes is expected to decrease shareholders’ equity by between EUR 2.2 and 2.5 billion at January 1, 2014. Aegon estimates that these accounting changes will increase underlying earnings before tax by approximately EUR 80 million in 2014.

“With the measures announced today, we continue to execute on our financial strategy. Management believes the amended accounting policies related to deferred policy acquisition costs improve the consistency, comparability and transparency of our financial results,” said Aegon CFO Darryl Button. “Furthermore, the amended accounting policy related to longevity reserves is consistent with our internal economic framework, the current regulatory solvency regime and the future methodology to be applied under Solvency II.”

Aegon’s new accounting policy for deferred policy acquisition costs is aligned with the current proposals for future insurance accounting under IFRS. Under the new accounting policy, deferred policy acquisition costs only include costs that are directly attributable to the acquisition or renewal of insurance contracts. The previous accounting policy was based on a broader definition of costs that could be deferred, including sales support costs. The adoption of the new accounting policy is expected to decrease shareholders’ equity by between EUR 1.4 and 1.6 billion. The company estimates that this accounting change will reduce underlying earnings before tax in 2014 by approximately EUR 50 million, as certain expenses are no longer deferrable and are directly accounted for in the income statement.

In addition, effective January 1, 2014, Aegon will establish its longevity reserves in the Netherlands on prospective mortality tables instead of observed mortality tables. IFRS reserves were previously based on observed mortality tables, while actual experience was taken through underlying earnings. The adoption of prospective mortality tables ensures that Aegon’s IFRS reserving for longevity is consistent with that of its regulatory solvency calculations and internal economic framework. The change is expected to lead to a decrease in shareholders’ equity of between EUR 0.8 and 0.9 billion, and an increase in underlying earnings before tax of approximately EUR 130 million in 2014.

Aegon’s gross financial leverage ratio stood at 30.1% on September 30, 2013. The pro forma impact of the announced accounting policy changes on the leverage ratio is 2.8 to 3.3 percentage points as a result of lower shareholders’ equity. Consistent with Aegon’s objective to reduce its gross financial leverage ratio to within its target range of 26 to 30%, the company has today announced the redemption of the USD 550 million junior perpetual capital securities in a separate press release. This redemption improves the gross leverage ratio by 1.2 percentage points and will reduce Aegon’s future leverage costs. The adverse impact on Aegon’s group IGD ratio is approximately six percentage points. On September 30, 2013, the pro forma group IGD solvency ratio including the repayment of the securities would have been approximately 202%.

The changes to Aegon’s accounting policies have no impact on the statutory capital position of the company’s subsidiaries or on the company’s group IGD solvency ratio.

Aegon will host a conference call today, January 22, 2014, at 09:00 CET which can be followed through aegon.com.

Media relations	Investor relations
Robin Boon	Willem van den Berg
+ 31 (0) 70 344 8956	+ 31 (0) 70 344 8305
gcc@aegon.com	ir@aegon.com

ADDITIONAL INFORMATION

Conference call

Analysts & investors and media representatives are kindly invited to join Aegon CFO Darryl Button for a conference call on Wednesday, January 22, 2014 at 09:00 CET.

Audio webcast on aegon.com

Dial-in numbers

United Kingdom: +44 207 153 2027

The Netherlands: +31 45 631 6902

Two hours after the conference call, a replay will be available on aegon.com.

Presentation

The presentation will be available on aegon.com at 08:00 CET

News releases, a financial calendar and other corporate publications are available through Aegon’s investor & media app.

DISCLAIMERS

Cautionary note regarding non-IFRS measures

This document includes the non-IFRS financial measure underlying earnings before tax. This non-IFRS measure is calculated by consolidating on a proportionate basis Aegon’s joint ventures and associated companies. The reconciliation of this measure to the most comparable IFRS measure is provided in note 3 ‘Segment information’ of Aegon’s Condensed Consolidated Interim Financial Statements.

Forward-looking statements

The statements contained in this document that are not historical facts are forward-looking statements as defined in the US Private Securities Litigation Reform Act of 1995. The following are words that identify such forward-looking statements: aim, believe, estimate, target, intend, may, expect, anticipate, predict, project, counting on, plan, continue, want, forecast, goal, should, would, is confident, will, and similar expressions as they relate to Aegon. These statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. Aegon undertakes no obligation to publicly update or revise any forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which merely reflect company expectations at the time of writing. Actual results may differ materially from expectations conveyed in forward-looking statements due to changes caused by various risks and uncertainties. Such risks and uncertainties include but are not limited to the following:

•	Changes in general economic conditions, particularly in the United States, the Netherlands and the United Kingdom;

•	Changes in the performance of financial markets, including emerging markets, such as with regard to:

•	The frequency and severity of defaults by issuers in Aegon’s fixed income investment portfolios;

•	The effects of corporate bankruptcies and/or accounting restatements on the financial markets and the resulting decline in the value of equity and debt securities Aegon holds; and

•	The effects of declining creditworthiness of certain private sector securities and the resulting decline in the value of sovereign exposure that Aegon holds;

•	Changes in the performance of Aegon’s investment portfolio and decline in ratings of Aegon’s counterparties;

•	Consequences of a potential (partial) break-up of the euro;

•	The frequency and severity of insured loss events;

•	Changes affecting longevity, mortality, morbidity, persistence and other factors that may impact the profitability of Aegon’s insurance products;

•	Reinsurers to whom Aegon has ceded significant underwriting risks may fail to meet their obligations;

•	Changes affecting interest rate levels and continuing low or rapidly changing interest rate levels;

•	Changes affecting currency exchange rates, in particular the EUR/USD and EUR/GBP exchange rates;

•	Changes in the availability of, and costs associated with, liquidity sources such as bank and capital markets funding, as well as conditions in the credit markets in general such as changes in borrower and counterparty creditworthiness;

•	Increasing levels of competition in the United States, the Netherlands, the United Kingdom and emerging markets;

•	Changes in laws and regulations, particularly those affecting Aegon’s operations, ability to hire and retain key personnel, the products Aegon sells, and the attractiveness of certain products to its consumers;

•	Regulatory changes relating to the insurance industry in the jurisdictions in which Aegon operates;

•	Changes in customer behavior and public opinion in general related to, among other things, the type of products also Aegon sells, including legal, regulatory or commercial necessity to meet changing customer expectations;

•	Acts of God, acts of terrorism, acts of war and pandemics;

•	Changes in the policies of central banks and/or governments;

•	Lowering of one or more of Aegon’s debt ratings issued by recognized rating organizations and the adverse impact such action may have on Aegon’s ability to raise capital and on its liquidity and financial condition;

•	Lowering of one or more of insurer financial strength ratings of Aegon’s insurance subsidiaries and the adverse impact such action may have on the premium writings, policy retention, profitability and liquidity of its insurance subsidiaries;

•	The effect of the European Union’s Solvency II requirements and other regulations in other jurisdictions affecting the capital Aegon is required to maintain;

•	Litigation or regulatory action that could require Aegon to pay significant damages or change the way Aegon does business;

•	As Aegon’s operations support complex transactions and are highly dependent on the proper functioning of information technology, a computer system failure or security breach may disrupt Aegon’s business, damage its reputation and adversely affect its results of operations, financial condition and cash flows;

•	Customer responsiveness to both new products and distribution channels;

•	Competitive, legal, regulatory, or tax changes that affect profitability, the distribution cost of or demand for Aegon’s products;

•	Changes in accounting regulations and policies or a change by Aegon in applying such regulations and policies, voluntarily or otherwise, may affect Aegon’s reported results and shareholders’ equity;

•	The impact of acquisitions and divestitures, restructurings, product withdrawals and other unusual items, including Aegon’s ability to integrate acquisitions and to obtain the anticipated results and synergies from acquisitions;

•	Catastrophic events, either manmade or by nature, could result in material losses and significantly interrupt Aegon’s business; and

•	Aegon’s failure to achieve anticipated levels of earnings or operational efficiencies as well as other cost saving and excess capital and leverage ratio management initiatives.

Further details of potential risks and uncertainties affecting Aegon are described in its filings with the Netherlands Authority for the Financial Markets and the US Securities and Exchange Commission, including the Annual Report. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, Aegon expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Aegon’s expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

ABOUT AEGON

As an international life insurance, pensions and asset management company based in The Hague, Aegon has businesses in over twenty markets in the Americas, Europe and Asia. Aegon companies employ over 23,000 people and have millions of customers across the globe. Further information: aegon.com.